Press Release

Indosat Plans to Issue Indosat Bond Year 2012

Jakarta, April 17, 2012 – PT. Indosat Tbk. (“Indosat”) plans to issue Indosat Conventional Bond at a fixed rate and Sukuk Ijarah with total valuing Rp 2,500,000,000,000 (two trillion and five hundred billion Rupiah), with a tenure of 10 years.

Net proceeds from the issuance of Indosat Bond will mainly be used for investment and refinancing of Indosat debt.

PT. Pemeringkat Efek Indonesia (“PEFINDO”), the rating company appointed by Indosat, have issued a rating of idAA+; (Double A Plus; Stable Outlook) for this Indosat Bond.

The notes and financial certificates are being underwritten through a syndicate of joint lead underwriters including PT. DBS Vickers Securities Indonesia, PT. Danareksa Sekuritas, PT. HSBC Securities Indonesia, PT. Mandiri Sekuritas and PT. Standard Chartered Securities Indonesia. PT. Bank Rakyat Indonesia (Persero) Tbk. are acting as trustee.

Legal counsel is being provided by Assegaf Hamzah and partners; Ny. Titik Poerbaningsih Adi Warsito, SH. are acting as notary,,and Ernst & Young (Purwantono, Suherman & Surja) are acting as independent auditor.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne, and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSPA+ technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:   62-21-30442615

Fax:  62-21-30003757

Corporate Secretary

Tel:   62-21-30442614

Fax:  62-21-30003754

Email:

   investor@indosat.com

Website:   www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.